Nascent Wine Company Enters Exclusive Distribution Agreement with Miller Beer.

Henderson, Nevada – May 3, 2006 -- Nascent Wine Company (OTCBB:NCTW) announced today it has acquired the exclusive Miller Beer Distribution rights for Baja California, Mexico, from Baja Miller, a distributor of Miller Beer in Baja California Mexico.

Markets served by the new exclusive Miller Beer rights include: Tijuana, Mexicali, Rosarito, Ensenada, La Paz and Cabo San Lucas.

The acquisition of the Miller Beer rights is the first deal of its kind for Nascent; however, there are a number of other beverage and food distributors that Nascent will be targeting in the Baja Mexico region.

“Nascent’s acquisition of the Miller Beer rights positions us as a market leader with a premium brand, and we look forward to the additional resources and support provided by Nascent as a US public company,” said Sandro Piancone, President of Nascent’s newly-formed Mexican subsidiary, Best Beer Distributing.

In addition, Sandro Piancone and Victor Petrone will be appointed as directors of Nascent.

Mr. Piancone has been in the foodservice industry since 1986. In April 1998 he joined Roma Exporting, a food supplier to Mexico, as vice president of sales and marketing. From January 2000 to February 2002, he served as President of E-Food Depot, Inc. USA. In February 2002 he joined his family’s food distribution company, Piancone Group International, where he served as it’s Vice President of Sales before becoming CEO in June 2004. He is fluent in English, Italian and Spanish and well acquainted with the food service in market in Mexico, Europe and the USA.

Mr. Petrone has been in the foodservice industry since 1983. He is a Graduate of The Wharton School of Business; University of Pennsylvania and is also fluent in English, Italian and Spanish.

About Nascent Wine Company, Inc.

Nascent Wine Company, Inc. is charting a course to become one of the up- and-coming leaders in the beverage and food industry in Mexico. The company plans to continue acquiring small- to medium-sized beverage and food distributors in Mexico. The company trades on the OTC Bulletin Board, ticker symbol NCTW.OB.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include failure to complete successfully the development of new or enhanced products, the Company's future capital needs, the success of competitive products, fluctuations in costs, changes in consumer preferences and other items described in the Company's Securities and Exchange Commission filings.

For further information contact:

TEN Associates

Tom E. Nelson, (480) 326-8577